Social Tourism in Palestine and Israel

Investment Opportunity







About Green Olive

Founded in 2007, Green Olive Tours is a Collective and social enterprise of Israelis and Palestinians dedicated to building a future together. We are the leading alternative tour company in Israel and Palestine, providing tours that visit historic and religious sites, combined with advocacy for democratic values and human rights. Seed funding came from our Partners, family, and sweat equity. Since 2014 over 200 people have become members and investors. Now it's your turn to join the Green Olive Community.

Green Olive Highlights

- $5 million in total revenue.
- Bootstrapped and profitable since inception.
- 2016-2018 year on year growth of 25%.
- 50,000+ clients over 12 years.
- 5,000+ clients in 2018.
- 200+ supporting members in 22 countries.
- 10 Working Partners - 5 Palestinian & 5 Israeli.

" *Super tour, getting a more balanced view. It was great to get the Palestinian point of view which is completely missing in the media.*" - Chris. B, USA

" *Our amazing tour of Jerusalem coupled with meeting the dedicated Green Olive team, renewed our hope for the world.*" - Alison. H, UK

Crowdfunding Campaign

Invest in this Israeli/Palestinian success story. Learn more.

Invest.greenolivetours.com

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